SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                         SCHEDULE 13D/A
            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                       AXTIVE CORPORATION
  ============================================================
                        (Name of Issuer)


             Common Stock, par value $.01 per share
  =============================================================
                 (Title of Class of Securities)


                           05462 R1 00
  =============================================================
                         (CUSIP Number)

                     Victor B. Zanetti, Esq.
                       Arter & Hadden LLP
                  1717 Main Street, Suite 4100
                        Dallas, TX  75201
                         (214) 761-2100
  =============================================================
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          May 23, 2003
  =============================================================
              (Date of Event Which Requires Filing
                       of this Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. [   ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for the parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER 05462 R1 00        13D/A                Page 2 of 14

(1)  Name of Reporting Persons.            Sandera Partners, L.P.
     I.R.S. Identification
     Nos. of Above Persons (entities only)

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           Texas, U.S.A.

     Number of Shares    (7)  Sole Voting Power       24,880,357(FN-1)

        Beneficially
                         (8)  Shared Voting Power      1,156,679(FN-2)
      Owned by Each

     Reporting Person    (9)  Sole Dispositive Power   24,880,357

           with:
                         (10) Shared Dispositive Power  1,156,679(FN-2)

(11) Aggregate Amount Beneficially Owned               26,037,036(FN-3)
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [ X ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                        62.7%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               PN



FN-1 Includes 2,380,357 shares of common stock held directly by Sandera and 22,500,000 shares of common stock issuable upon conversion of the Issuer's Series A Convertible Preferred Stock held by Sandera. Does not include, and Sandera expressly disclaims beneficial ownership of, the securities held by the other parties to the Voting Agreement (as defined below) and nothing herein shall not be construed as an admission that Sandera is the beneficial owner of such securities.

FN-2 Represents 1,156,679 shares of common stock held directly by Summit Capital Limited, a wholly owned subsidiary of Sandera
     Partners, L.P. ("Sandera").

FN-3 The ownership percentage identified with respect to the beneficial ownership by Sandera is based on 41,539,622 shares of Common Stock outstanding (using 19,039,622 shares of Common Stock outstanding as of November 14, 2002, as provided in the Issuer's Form 10-Q for the quarter ended September 30, 2002 ("Form 10-Q"), plus the 22,500,000 shares of Common Stock issuable upon conversion of the Series A Stock held by Sandera). All other percentages identified in this Amendment No. 4 to Statement on Schedule 13D are based on 19,039,622 shares reflected in the Form 10-Q.

CUSIP NUMBER 05462 R1 00        13D/A                Page 3 of 14

 (1) Name of Reporting Persons.    Summit Capital Limited


     I.R.S. Identification
     Nos. of Above Persons (entities only)                    N/A

(2)  Check the Appropriate Box if a                    (a)  [   ]
     Member of a Group (see instructions)              (b)  [   ]

(3)  SEC Use Only

(4)  Source of Funds (see instructions)                        WC

(5)  Check if Disclosure of Legal                           [   ]
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization      Nevis, West Indies

     Number of Shares    (7)  Sole Voting Power                 0

        Beneficially
                         (8)  Shared Voting Power       1,156,679
      Owned by Each

     Reporting Person    (9)  Sole Dispositive Power            0

           with:
                         (10) Shared Dispositive Power  1,156,679


(11) Aggregate Amount Beneficially Owned                1,156,679
     by Each Reporting Person

(12) Check if the Aggregate Amount in                       [   ]
     Row (11) Excludes Certain Shares (see instructions)

(13) Percent of Class Represented by                         6.1%
     Amount in Row (11)

(14) Type of Reporting Person (see instructions)               CO

CUSIP NUMBER 05462 R1 00        13D/A                Page 4 of 14

Explanatory Note.    This Amendment No. 4 to Statement on
Schedule 13D (this "Amendment") amends and restates (except for
Item 5(c), which is amended as noted) the Statement on Schedule 13D originally filed on or about January 7, 2002, as previously amended on or about March 26, 2002, April 17, 2002 and February 10, 2003, (the "Original Filing"). To the extent necessary, the Original Filing is hereby incorporated by reference. Further, the Reporting Persons note that the Issuer recently announced approval of a 1-for-10 reverse stock split. The numbers contained in this Amendment reflect the pre-split shares which may be deemed to be beneficially owned by the Reporting Persons.

ITEM 1.   Security and Issuer.

     This Statement on Schedule 13D relates to the ownership of common stock, $.0l par value (the "Common Stock"), of Axtive Corporation (formerly Edge Technology Group, Inc.), a Delaware corporation. The principal executive offices of the Issuer are located at 1445 Ross Avenue, Suite 4500, Dallas, Texas 75202.

ITEM 2.   Identity and Background.

(a) This Statement is jointly filed by Sandera Partners, L.P., a Texas limited partnership, and Summit Capital Limited ("Summit") (collectively, the "Reporting Persons"). Pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): Sandera Capital Management, L.P., ("SCM"), Sandera Capital, L.L.C. ("Sandera Capital"), Clark K. Hunt ("Hunt"), and Barrett Wissman ("Wissman"). The Reporting Person and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

(b) and (c)

          REPORTING PERSONS

          Sandera is a Texas limited partnership. The principal address of Sandera, which also serves as its principal office, is 1601 Elm Street, Suite 4000, Dallas, TX 75201. Summit is a Nevis, West Indies corporation with a principal address, which also serves as its principal office, of Hunkins Waterfront Plaza, Main Street, P. O. Box 556, Charlestown, Nevis, West Indies. The principal business of each Reporting Person is the purchase, sale, exchange, acquisition and holding of investment securities.

          The names, business addresses, principal occupations or employment and citizenship of each officer of the Reporting Person are set forth on Schedule A attached hereto and incorporated herein by reference.

CUSIP NUMBER 05462 R1 00        13D/A                Page 5 of 14

     CONTROLLING PERSONS

          Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. Other than Clark K. Hunt and Barrett Wissman, the principal address of each Controlling Person, which also serves as such person's principal office, is 1601 Elm Street, Suite 4000, Dallas, TX 75201. The principal address of Hunt and Wissman is P.O. Box 425, Frederiksted, St. Croix, U.S. Virgin Islands 00841.

          Sandera:
          -------

          SCM is a Texas limited partnership, the principal business of which is serving as the general partner of Sandera and activities related thereto.

          Sandera is a Texas limited liability company, the principal business of which is serving as the general partner of SCM and activities related thereto. Hunt and Wissman are the Managers of Sandera Capital and its principal officers. John Wagner ("Wagner"), and J. Keith Benedict ("Benedict") also serve as officers of Sandera Capital. The principal occupation of Hunt and Wissman is financial management. The principal occupation of Wagner is as a business executive, while Benedict is a practicing attorney.

          Summit:
          ------

          Summit is 100% owned by Sandera. The directors of Summit Capital Limited are Cofides S.A. and James A.
          Loughran and the President is James A. Loughran.

          Sandera is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities.

          SCM is a Texas limited partnership, the principal business of which is serving as the general partner of Sandera and activities related thereto.

          Sandera Capital is a Texas limited liability company, the principal business of which is serving as the general partner of SCM and activities related thereto. Hunt and Wissman are the managers and principal officers of Sandera Capital. The principal occupation of Hunt and Wissman is financial management.

(d) and (e)    During the last five (5) years, no Item 2 Person has
          been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and no Item
          2 Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any Item 2 Person was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Hunt, Wissman, Wagner and Benedict are each a citizen of the United States. Mr. Loughran is an Irish citizen. Cofides S.A. and SECORP Limited are each formed under the laws of Nevis, West Indies.

CUSIP NUMBER 05462 R1 00        13D/A                Page 6 of 14

As a result of the Voting Agreement (as defined below) described in Item 4, Sandera together with Global Capital Funding Group, L.P., GCA Strategic Investment Fund Limited and Demand Aggregation Solutions, LLC may be deemed to constitute a "group" pursuant to Rule 13d-5(b) of the Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended. Except for the Voting Agreement (as defined below) and the other agreements identified in Item 6, the Reporting Persons have no affiliation or agreement or other arrangement relating to the Issuer or any securities of the Issuer with any of the other parties to the Voting Agreement (as defined below).

The Reporting Persons expressly disclaim the existence of such "group" and any beneficial ownership in any Common Stock, or other securities of the Issuer, beneficially owned by the other parties to the Voting Agreement (as defined below). Neither the filing nor contents of this Amendment No. 4 to Statement on Schedule 13D constitutes an admission by the Reporting Persons that a "group" exists.

ITEM 3.   Source and Amount of Funds or Other Consideration.

Sandera:
-------

     Sandera is the direct owner of 2,380,357 shares of the Issuer's Common Stock. Sandera acquired such shares of Common Stock in a distribution from PurchasePooling Investment Fund through Catalyst Master Fund, L.P., a Cayman Islands exempted limited partnership ("Catalyst"), of which Sandera was the sole limited partner. Such shares were distributed to Sandera by Catalyst in redemption of Sandera's limited partnership interest in Catalyst. Sandera originally funded the purchase of its limited partnership interest in Catalyst through its working capital account.

     In addition to the shares of Common Stock described in the paragraph above, Sandera is the owner of an aggregate of 2,250 shares of the Issuer's Series A Convertible Preferred Stock, par value $0.01 per share ("Series A Stock"). As previously reported, pursuant to a letter agreement dated April 16, 2001 (the "Loan Agreement"), Sandera, as assignee of Catalyst, agreed to make additional advances of up to $1,500,000 in the aggregate to the Issuer. Catalyst had previously advanced a total of $620,000 to the Issuer pursuant to the terms of a prior convertible promissory note payable by the Issuer to Catalyst which was renewed and extended pursuant to the Loan Agreement. Upon execution of the Loan Agreement, to evidence such prior advances and future advances pursuant to the Loan Agreement, the Issuer issued to Catalyst, which was assigned to Sandera, an amended and restated convertible promissory note, dated April 16, 2001, in the stated principal amount of $2,120,000 (the "Note"). The Note bore interest at the rate of 8% per annum and matured on March 31, 2002. Catalyst assigned the Note to Sandera effective December 28, 2001, pursuant to the terms of an Assignment and Assumption Agreement between Catalyst and Sandera. Such assignment was made as a liquidating distribution in full redemption of Sandera's limited partnership interest in Catalyst. All or any portion of the principal balance of the Note was convertible at any time at the option of Sandera into shares of the Issuer's Common Stock at an initial conversion price of $1.50 per share. As of April 1, 2002, an aggregate of $1,530,124, representing outstanding principal and accrued, unpaid interest thereon, was outstanding under the Note. All advances to the Issuer under the Note were funded from the working capital of Catalyst and, subsequently, Sandera.

CUSIP NUMBER 05462 R1 00        13D/A                Page 7 of 14

On April 1, 2002, the Issuer and Sandera entered into a Subscription and Securities Purchase Agreement ("Prior Purchase Agreement") pursuant to which Sandera subscribed to purchase 2,000 shares of the Issuer's Series A Stock ("Old Series A Stock") at an aggregate purchase price of $2,000,000, or $1,000 per share. Sandera directed the Issuer to offset the total amount outstanding under the Note, principal plus accrued, unpaid interest thereon, as partial payment of the subscription price for the shares of Old Series A Stock subscribed for by Sandera. The remaining $469,876 subscription price was funded in cash from the working capital account of Sandera. Accordingly, the right of Sandera to convert the outstanding balance of the Note into shares of the Issuer's Common Stock, as previously reported in this Statement on Schedule 13D, ceased and no amount remains outstanding under the Note, which has been canceled.

     On May 23, 2003, pursuant to a Subscription and Securities Purchase Agreement ("New Purchase Agreement"), Sandera acquired an additional 250 shares of the Issuer's Series A Stock ("Additional Series A Stock") at an aggregate purchase price of $250,000, or $1,000 per share. Sandera partially funded the purchase of the Additional Series A Stock by directing that the Issuer offset a total of $18,943.24 owned by the Issuer to Sandera under the terms of a Loan Agreement, and related Promissory Note, between Sandera and the Issuer dated April 23, 2003. Advances under such loan agreement were funded from the working capital account of Sandera. The remaining $231,056.76 of the purchase price for the shares of Additional Series A Stock was funded in cash directly from the working capital account of Sandera.

Summit:
------

     Summit is the beneficial owner of 1,156,679 shares of Common
Stock ("Summit Shares").  The funds used to acquire the Summit
Shares were derived from the working capital accounts of Summit.

ITEM 4.   Purpose of Transaction.

     The Reporting Persons acquired beneficial ownership of the securities reported herein (the "Securities") for the purpose of investment. The Reporting Persons intend to continuously review their investment and the Issuer, and, in addition to the plans described below, may in the future determine to: (i) acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the Securities of the Issuer owned by them, (iii) consider plans or proposals which would relate to or result in:
(a) the acquisition by any person of additional securities of the Issuer, the disposition of Securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies of the board of directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) any other action similar to those enumerated above. The Reporting Persons also reserve the right to take other actions to influence the management of the Issuer should they deem such actions appropriate.

CUSIP NUMBER 05462 R1 00        13D/A                Page 8 of 14

Pursuant to the terms of the Amended Certificate (as defined below), the holders of Series A Stock issued prior to May 1, 2003 (the "Prior Holders"), including Sandera, have the right, voting separately as a class, to designate one member of the Issuer's Board of Directors. Alan W. Tompkins has been designated by the Prior Holders as their representative to serve on the Issuer's Board of Directors. The holders of the Series A Stock issued after May 1, 2003 (the "New Holders"), including Sandera, also have the right, voting separately as a class, to elect one member of the Issuer's Board of Directors.

     Sandera is a party to a Stockholders and Voting Agreement, dated May 23, 2003, among Sandera, Global Capital Funding Group, L.P., GCA Strategic Investment Fund Limited, and Demand Aggregation Solutions, LLC (the "Voting Agreement"). Pursuant to the terms of the Voting Agreement, the parties thereto, each holders of Series A Stock, agree to, among other things, vote to elect and re-elect 5 agreed upon directors to the Issuer's Board of Directors, including the designated representatives of the Prior Holders and the New Holders. The Voting Agreement further restricts the ability of the parties thereto to dispose of or transfer any of the Issuer's securities held by the parties thereto. The Voting Agreement may be deemed to establish a "group" as described in Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. The Reporting Persons expressly disclaim the formation of any such "group" and disclaim any beneficial ownership of the Issuer's securities owned by the other parties to the Voting Agreement.

ITEM 5.   Interest in Securities of the Issuer.

     (a)  Aggregate Number and Percentage of Securities. The
          Reporting Persons are the beneficial owner of the shares of Common Stock, and the resulting percentages, as set forth on the cover pages above.

          Sandera directly owns 2,380,357 shares of the Issuer's Common Stock and is deemed to be the beneficial owner of (i) the Summit Shares (as a result of its ownership of the capital stock of Summit), and (ii) an additional 22,500,000 shares of the Issuer's Common Stock to be issued upon conversion of the Series A Stock held by Sandera (as more particularly described below). Additionally, as discussed below, Sandera may be deemed to be the beneficial owner of an additional 4,500,000 shares of the Issuer's Common Stock to be issued upon exercise of the Restated Warrants (as defined below) and the New Warrants (as defined below) (collectively, the "Warrants"). The Warrants are not exercisable within 60 days, except upon occurrence of certain events described therein.

          As noted above, Sandera is the beneficial owner of an aggregate of 2,250 shares of the Issuer's Series A Stock, which shares are convertible, at the option of the holder thereof, into such number of shares of Common Stock as is determined by dividing the Liquidation Preference (as defined in the Restated Certificate of Designation, Preference and Rights of Series A Convertible Preferred Stock of Axtive Corporation (the "Amended Certificate"), currently $1,000 per share) by the Conversion Price (as defined in the Amended Certificate), currently $0.10 per share). The Liquidation Preference and the Conversion Price are subject to adjustment as described in the Amended Certificate. Assuming no adjustments are made to the Liquidation Preference or the Conversion Price, the shares of Series A Stock held by Sandera are currently convertible into an additional 22,500,000 shares of Common Stock.

CUSIP NUMBER 05462 R1 00        13D/A                Page 9 of 14

         Sandera holds warrants (the "Restated Warrants") issued by the Issuer representing the right to purchase, at an exercise price of $0.20 per share, an additional 4,000,000 shares of Common Stock. The Restated Warrants were originally issued on or about April 1, 2002, by the Issuer in connection with Sandera's subscription to purchase the shares of Old Series A Stock. Such Restated Warrants were amended effective May 23, 2003, to, among other things, (i) increase the number of shares available for purchase thereunder from 533,333 shares of Common Stock to 4,000,000 shares of Common Stock, and (ii) reduce the exercise price from $1.15 per share to $0.20 per share. The Restated Warrants are not exercisable until the earlier of April 1, 2004, or upon the occurrence of certain events described therein. Accordingly, the shares of Common Stock issuable upon exercise of the Restated Warrants are not included in the number of shares reported in the cover page of this Amendment.

         Sandera holds additional warrants (the "New Warrants") issued by the Issuer representing the right to purchase, at an exercise price of $0.20 per share, an additional 500,000 shares of Common Stock. The New Warrants were issued May 23, 2003, by the Issuer in connection with Sandera's subscription to purchase the shares of Additional Series A Stock. The New Warrants are not exercisable until the earlier of the second anniversary of the date of issuance, May 23, 2005, or upon the occurrence of certain events described therein. Accordingly, the shares of Common Stock issuable upon exercise of the New Warrants are not included in the number of shares reported in the cover page of this Amendment.

         As a result of the Voting Agreement, Sandera may be deemed to beneficially own an additional 34,500,000 shares of Common Stock issuable upon conversion of the shares of Series A Stock held by the other parties to the Voting Agreement, and (ii) an additional 7,107,787 shares of Common Stock held directly by GCA Strategic Investment Fund Limited. In addition, the other parties to the Voting Agreement hold warrants to purchase an aggregate of 6,900,000 shares of Common Stock. Such warrants are not currently exercisable.

         Each of the Reporting Persons expressly disclaims beneficial ownership of the securities held by the other parties to the Voting Agreement and nothing in this Statement on Schedule 13D shall be deemed an admission of beneficial ownership of such securities by the Reporting Persons. Accordingly, the shares beneficially owned by the other parties to the Voting Agreement have not been included in the holdings of the Reporting Persons as reported on the cover pages to this Amendment No. 4 to Statement on Schedule 13D.

         Each of the Control Persons, as a result of their respective relationship to the Reporting Persons, may also be deemed to be the beneficial owner of the Securities and the securities held by the other parties to the Voting Agreement; however, each of the Control Persons expressly disclaims beneficial ownership thereof.

CUSIP NUMBER 05462 R1 00        13D/A               Page 10 of 14

     (b) Power to Vote and Dispose. The Reporting Persons have voting and dispositive power over the Securities identified in the cover pages hereof and in response to
          Item 5(a) above.

          In addition with respect to the Securities held by Sandera, SCM, as the general partner of Sandera, Sandera Capital, as the general partner of SCM, and Hunt and Wissman as the Managers (and, as applicable, the executive officers) of Sandera Capital, may also be deemed to have the power to vote or to direct the vote of and to dispose or to direct the disposition of such Securities, although each of the foregoing expressly disclaims beneficial ownership thereof.

          With respect to the Summit Shares, Sandera (and its Controlling Persons), as the holder of all the capital stock of Summit, and Hunt and Wissman, as the Managers of Sandera Capital, may each also be deemed to have the power to vote or to direct the vote of and to dispose or to direct the disposition of the Summit Shares, although each of the foregoing expressly disclaims beneficial ownership thereof.

     (c)  Transactions Within the Past 60 Days.

          The Original Filing is hereby amended by adding the following paragraph to the end of Item 5(c):

          Effective May 23, 2003, Sandera, among others, and the Issuer entered into the New Purchase Agreement pursuant to which, among other things, Sandera subscribed to purchase an additional 250 shares of the Issuer's Series A Stock at a purchase price of $1,000 per share. As partial consideration for the aggregate purchase price, Sandera directed the Issuer offset a total of $18,493.24 owed by the Issuer to Sandera under a Loan Agreement, and related Promissory Note, dated April 23, 2003. To evidence the discharge of such debt, Sandera and the Issuer entered into an Acknowledgment of Discharge of Indebteness, Release of Claims and Agreement.

          In connection with the sale of the Series A Stock pursuant to the New Purchase Agreement, the Issuer filed the Amended Certificate to amend certain terms of the Certificate of Designation, Preference and Rights of Series A Convertible Preferred Stock (the "Original Certificate") which created the Series A Stock. Such Amended Certificate was filed to, among other things, reduce the Conversion Price (as defined therein) to $0.10 per share. The terms of the Original Certificate set the Conversion Price of the Series A Stock at $0.75 per share, subject to adjustment as provided therein. As a result of the new Conversion Price and the purchase of the Additional Series A Stock, Sandera now holds 2,250 shares of Series A Stock which are currently convertible into 22,500,000 shares of Common Stock.

CUSIP NUMBER 05462 R1 00        13D/A               Page 11 of 14

          In connection with the closing of the New Purchase Agreement and Sandera's subscription for the shares of Additional Preferred Stock, the Issuer issued Sandera the New Warrants, representing the right to purchase 500,000 shares of Common Stock at an exercise price of $0.20 per share. Further, Sandera and the Issuer agreed to amend certain terms of the Restated Warrants to, among other things, increase the number of shares available for purchase thereunder to 4,000,000 shares of Common Stock and reduce the exercise price to $0.20 per share.

          As a result of the Voting Agreement, Sandera may be deemed to have acquired beneficial ownership of the Issuer's securities held by the other parties thereto. The Reporting Persons, including Sandera, and each of the Control Persons hereby expressly disclaim beneficial ownership over the Issuer's securities held by the other parties to the Voting Agreement and nothing in this Statement on Schedule 13D shall be deemed an admission of beneficial ownership of such securities by the Reporting Persons.

     (d)  Certain Rights of Other Persons. Not applicable.

     (e)  Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.   Contracts, Arrangements, or Understandings or
          Relationships with Respect to Securities of the Issuer.

     As noted in Item 5 above, in connection with Sandera's purchase of the Series A Stock, the Issuer issued the Warrants to Sandera representing the right to purchase an aggregate of 4,500,000 shares of Common Stock at an exercise price of $0.20 per share. The Restated Warrants are not exercisable until the earlier of April 1, 2004, or upon the occurrence of certain events described therein. The New Warrants are not exercisable until the earlier of May 23, 2005, or upon the occurrence of certain events described therein.

     The Issuer and Sandera are also parties to (i) a Restated Registration Rights Agreement, dated May 23, 2003, which amends and restates that certain Registration Rights Agreement, dated April 1, 2002, among the Issuer and the Prior Holders, and (ii) a Registration Rights Agreement, dated May 23, 2003, among the Issuer and the New Holders (collectively, the "Registration Agreements"). The Registration Agreements provide the parties thereto with certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Series A Stock or exercise of the warrants held by such parties.

     Sandera is also a party to the Voting Agreement, pursuant to which the parties thereto, each holders of Series A Stock, agree to, among other things, vote to elect and re-elect 5 agreed upon directors to the Issuer's Board of Directors, including representatives designated by the Prior Holders and the New Holders. Because of the Voting Agreement, the parties thereto may be deemed to constitute a "group" for purposes of Rule 13d-5(b) of the Exchange Act. The Reporting Persons expressly disclaim the formation of any "group" and disclaim beneficial ownership of the Issuer's securities held by the other parties thereto.

CUSIP NUMBER 05462 R1 00        13D/A               Page 12 of 14

ITEM 7.   Material to be Filed as Exhibits.

  EXHIBIT NO.                    TITLE OF EXHIBIT
----------------  ---------------------------------------------

A                Agreement regarding filing of Schedule 13D
                 (previously filed).

99.1 Amended and Restated Convertible Note, dated as of April 16, 2001, of Edge Technology Group, Inc. payable to Sandera Partners, L.P., as assignee of Catalyst Master Fund, L.P. (filed as Exhibit 99.18 to Amendment No. 6 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about April 25, 2001, and incorporated herein by reference)

99.2 Security Agreement, dated as of December 14, 2000, between Edge Technology Group, Inc. and Sandera Partners, L.P., as assignee of Catalyst Master Fund, L.P. (filed as Exhibit 99.16 to Amendment No. 5 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about December 26, 2000, and incorporated herein by reference)

99.3 Letter Agreement, dated as of April 16, 2001, between Edge Technology Group, Inc. and Sandera Partners, L.P., as assignee of Catalyst Master Fund. L.P. (filed as Exhibit 99.17 to Amendment No. 6 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about April 25, 2001, and incorporated herein by reference)

99.4 Assignment and Assumption Agreement, dated as of December 28, 2001, between Catalyst Master
                 Fund, L.P. and Sandera Partners, L.P.
                 (previously filed)

99.5 Subscription and Securities Purchase Agreement, dated as of April 1, 2002, among Axtive
                 Corporation (formerly Edge Technology Group,
                 Inc.) and the subscribers listed on the
                 signature page thereto (previously filed)

99.6             Certificate of Designation, Preference and
                 Rights of Series A Convertible Preferred Stock of Edge Technology Group, Inc. (previously filed)

99.7             Common Stock Purchase Warrant, dated April 1,
                 2002, issued by Edge Technology Group, Inc. in favor of Sandera Partners, L.P. (previously filed--superceded by Exhibit 99.10)

CUSIP NUMBER 05462 R1 00        13D/A               Page 13 of 14

  EXHIBIT NO.                    TITLE OF EXHIBIT
----------------  ----------------------------------------------

99.8 Subscription and Securities Purchase Agreement, dated as of May 23, 2003, among Axtive Corporation and the Purchaser listed on the signature pages thereto (incorporated by reference to Exhibit No. 3 to that certain Statement on Schedule 13D filed by Graham C. Beachum III on or about June 6, 2003)

99.9             Acknowledgement of Discharge of Indebtedness,
                 Release of Claims and Agreement between Sandera
                 Partners, L.P. and Axtive Corporation (filed herewith)

99.10 Restated Warrant issued by Axtive Corporation representing right to purchase 4,000,000 shares of common stock, par value $0.01 per shares at an exercise price of $0.20. (filed herewith)

99.11            Warrant issued by Axtive Corporation
                 representing right to purchase 500,000 shares of common stock, par value $0.01 per shares at an exercise price of $0.20. (filed herewith)

99.12 Shareholders and Voting Agreement, dated as of May 23, 2003, among Sandera Partners, L.P., Global Capital Funding Group, L.P., GCA Strategic Investment Fund Limited and Demand Aggregation Solutions, LLC (incorporated by reference to the Statement on Schedule 13D filed by Demand Aggregation Solutions, LLC on or about June 20, 2003)


                    [Signature Page Follows]

CUSIP NUMBER 05462 R1 00        13D/A               Page 14 of 14

     After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 4 to Statement on Schedule 13D is true, complete and correct.

Date:     June 26, 2003.


               SANDERA PARTNERS, L.P.

               By:  Sandera Capital Management, L.P.,
                  its sole general partner

                  By:  Sandera Capital, L.L.C.,
                      its sole general partner

                     By:  /s/  J.KEITH BENEDICT
                        ---------------------------------------
                     Name: J. Keith Benedict, its Vice President


               SUMMIT CAPITAL LIMITED


               By:     /s/  JAMES A. LOUGHRAN
                  ---------------------------------------------
                     James A. Loughran, Director





Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                           SCHEDULE A

     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each executive officer of Sandera Partners, L.P.

                                          Present
                                         Principal
Name and Citizenship                    Occupation
         or               Business          or
Place of Organization     Address       Employment     Position
--------------------- ----------------  -----------  -----------
Clark K. Hunt, USA      P.O. Box 425    Investment   Manager and
                        Frederiksted      Advisor     President
                      St. Croix, U.S.
                       Virgin Islands
                           00841

Barrett Wissman, USA    P.O. Box 425    Investment   Manager and
                        Frederiksted      Advisor        Vice
                      St. Croix, U.S.                 President
                       Virgin Islands
                           00841

John Wagner, USA      1601 Elm Street    Business        Vice
                         Suite 4000      Executive    President
                       Dallas, Texas
                           75201

Keith Benedict, USA   1601 Elm Street    Attorney        Vice
                         Suite 4000                   President
                       Dallas, Texas
                           75201


     Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each executive officer of Summit Capital Limited.

                                              Present
Name and Citizenship                         Principal     Position
         or                                  Occupation      with
                                                 or        Reporting
Place of Organization        Business        Employment     Person
---------------------- ------------------    ----------    ---------
  James A. Loughran    38 Hertford Street      Lawyer      Director
       (Irish)           London, England
                             W1Y 7TG

    Cofides S.A.       38 Hertford Street    Financial     Director
(Nevis, West Indies)     London, England      Services
                             W1Y 7TG

   SECORP Limited      38 Hertford Street    Financial     Secretary
(Nevis, West Indies)     London, England      Services
                             W1Y 7TG

                        INDEX TO EXHIBITS


  EXHIBIT NO.                    TITLE OF EXHIBIT
----------------  ---------------------------------------------

A                Agreement regarding joint filing of Schedule
                 13D (previously filed).

99.1 Amended and Restated Convertible Note, dated as of April 16, 2001, of Edge Technology Group, Inc. payable to Sandera Partners, L.P., as assignee of Catalyst Master Fund, L.P. (filed as Exhibit 99.18 to Amendment No. 6 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about April 25, 2001, and incorporated herein by reference)

99.2 Security Agreement, dated as of December 14, 2000, between Edge Technology Group, Inc. and Sandera Partners, L.P., as assignee of Catalyst Master Fund, L.P. (filed as Exhibit 99.16 to Amendment No. 5 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about December 26, 2000, and incorporated herein by reference)

99.3 Letter Agreement, dated as of April 16, 2001, between Edge Technology Group, Inc. and Sandera Partners, L.P., as assignee of Catalyst Master Fund. L.P. (filed as Exhibit 99.17 to Amendment No. 6 to Statement on Schedule 13D filed by Catalyst Master Fund, L.P. on or about April 25, 2001, and incorporated herein by reference)

99.4 Assignment and Assumption Agreement, dated as of December 28, 2001, between Catalyst Master
                 Fund, L.P. and Sandera Partners, L.P.
                 (previously filed)

99.5 Subscription and Securities Purchase Agreement, dated as of April 1, 2002, among Axtive
                 Corporation (formerly Edge Technology Group,
                 Inc.) and the subscribers listed on the
                 signature page thereto (previously filed)

99.6             Certificate of Designation, Preference and
                 Rights of Series A Convertible Preferred Stock of Edge Technology Group, Inc. (previously filed)

99.7             Common Stock Purchase Warrant, dated April 1,
                 2002, issued by Edge Technology Group, Inc. in favor of Sandera Partners, L.P. (previously filed--superceded by Exhibit 99.10)

  EXHIBIT NO.                    TITLE OF EXHIBIT
----------------  ---------------------------------------------

99.8 Subscription and Securities Purchase Agreement, dated as of May 23, 2003, among Axtive Corporation and the Purchaser listed on the signature pages thereto (incorporated by reference to Exhibit No. 3 to that certain Statement on Schedule 13D filed by Graham C. Beachum III on or about June 6, 2003)

99.9             Acknowledgement of Discharge of Indebtedness,
                 Release of Claims and Agreement between Sandera
                 Partners, L.P. and Axtive Corporation (filed herewith)

99.10 Restated Warrant issued by Axtive Corporation representing right to purchase 4,000,000 shares of common stock, par value $0.01 per shares at an exercise price of $0.20. (filed herewith)

99.11            Warrant issued by Axtive Corporation
                 representing right to purchase 500,000 shares of common stock, par value $0.01 per shares at an exercise price of $0.20. (filed herewith)

99.12 Shareholders and Voting Agreement, dated as of May 23, 2003, among Sandera Partners, L.P., Global Capital Funding Group, L.P., GCA Strategic Investment Fund Limited and Demand Aggregation Solutions, LLC (incorporated by reference to the Statement on Schedule 13D filed by Demand Aggregation Solutions, LLC on or about June 20, 2003)